THE READER’S DIGEST ASSOCIATION, INC.
READER’S DIGEST ROAD
PLEASANTVILLE, NY  10570-7000

April 30, 2009

VIA EDGAR AND FEDERAL EXPRESS

Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:           The Reader’s Digest Association, Inc.
Form 10-K for the year ended June 30, 2008
Filed September 29, 2008
File No. 001-10434

Dear Ms. Cvrkel:

The Reader’s Digest Association, Inc. (the “Company”) is writing this letter in order to respond to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated April 16, 2009 from Linda Cvrkel of the Commission to Thomas A. Williams, Chief Financial Officer of the Company, relating to the Company’s Form 10-K for the year ended June 30, 2008 filed on September 29, 2008 (the “Form 10-K”) and the Company’s Form 10-Q for the quarter ended December 31, 2008 (the “Form 10-Q”).

The numbered paragraphs below correspond to the numbers of the paragraphs in which the comments were made.  For your convenience, we have included above each response a copy of the comment to which we are responding.

United States Securities and Exchange Commission
April 30, 2009

Comments and Responses:

Form 10-K for the year ended June 30, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

-- Results of Operations – 2008 vs. 2007, page 50

1.
Comment:  We note your disclosure that in connection with the purchase accounting of Reader’s Digest Association, the fair value of your unearned revenue was reduced to establish a new accounting basis as of March 2, 2007 which reduced revenues by $113 million during 2008 and $56 million in 2007.  Please explain to us the nature of the fair value reduction to unearned revenue recorded during the acquisition of Reader’s Digest and tell us why it resulted in adjustments to revenue during both 2008 and 2007.

Response:  We respectfully advise the Staff that on March 2, 2007, the Company was acquired by RDA Holding Co., a privately-held corporation (the “Acquisition”).  The unearned revenue recorded during the Acquisition in connection with purchase accounting was attributable to assumed performance obligations to provide future magazines to subscribers who had paid in advance of the Acquisition date.  The book value of the unearned revenues subscriptions was reduced to reflect fair value in accordance with Emerging Issues Task Force (“EITF”) 01-03, Accounting in a Business Combination for Deferred Revenue of an Acquiree.  Also, based on the guidance set forth in Financial Accounting Standards Board (“FASB”) Concepts Statement No. 7, Using Cash Flow Information and Present Value in Accounting Measurements and FASB Understanding the Issues, May 2001, Volume 2, Series I, the fair value of an assumed liability related to unearned revenue includes the direct and incremental cost of fulfilling the obligation plus a normal profit margin. These costs include costs related to the printing, editing and distribution costs of the magazine subscriptions.

At the time of the acquisition, we determined the fair value and the allocation of estimated normal profit margin between the promotional and creative/fulfillment effort.  We have limited the normal estimated profit margin to the profit margin on the creative and distribution efforts required for us to fulfill our obligation to provide the magazine subscriptions. We estimated normal profit margin as the amount we expected to receive related to the remaining fulfillment effort, excluding any profit associated with the promotion effort since the response to the promotion effort occurred prior to the Acquisition.

United States Securities and Exchange Commission
April 30, 2009

The fair value of unearned revenue, which was recorded at the time of the Acquisition, is recognized by the Company when earned in accordance with our revenue recognition policy.  The majority of our customers pay subscriptions on an annual basis; however some of our customers also pay for multiple year subscriptions when they renew their subscriptions.  As a result, the majority of the pre-acquisition unearned revenue was earned and recognized in the first annual period following the Acquisition or during our fiscal 2007 and 2008 years.

--2007 vs. 2006, page 51

2.
Comment:  We note your disclosure that in connection with the repayment of WRC Media’s second-lien term loan credit agreement, WRC Media recognized a gain in 2007 because accrued interest of $19 on the second-lien term loan originally recorded in connection with a troubled debt restructuring in 2006 was not required to be paid.  Please explain to us the nature of the troubled debt restructuring in 2006 and why you recorded estimated interest on the second-lien term loan that was not required to be paid.  Also, please tell us why you believe it was appropriate to recognize a gain during 2007.

Response:  We respectfully advise the Staff that the fiscal 2006 troubled debt restructuring relates to a July 22, 2005 transaction in which WRC Media entered into a $30.0 million Term Loan and Guaranty Agreement (the “Second-lien Term Loans”) in conjunction with the redemption and repurchase of all of WRC Media’s 15% senior preferred stock and warrants to purchase common stock of two of WRC Media’s subsidiaries.  The aggregate consideration issued to the holders of WRC Media’s senior preferred stock and warrants ($96.9 million) was significantly less than the aggregate carrying value of the senior preferred stock and warrants ($179.7 million).  The redemption of the preferred stock and warrants was accounted for under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings (“SFAS No. 15”), and the additional guidance on the application of SFAS No. 15 provided by EITF Issue 02-04, Determining Whether a Debtor’s Modification or Exchange of Debt Instruments is within the Scope of FASB Statement 15.  The guidance of these pronouncements states that unless there is evidence to the contrary, when debt is restructured with consideration materially less than the carrying value of the retired debt, the provisions of SFAS No. 15 apply.  WRC Media concluded that although it was in compliance with its loan covenants when the recapitalization transactions occurred, the provisions of SFAS No. 15 applied because the consideration issued to the senior preferred shareholders and warrant holders was materially less than the senior preferred stock’s and warrants’ carrying value.  Accordingly, the

United States Securities and Exchange Commission
April 30, 2009

difference ($82.8 million) between the aggregate carrying value of the senior preferred stock and warrants and the consideration received by the senior preferred shareholders and warrant holders was reduced by the interest expected to be earned by holders of the Second-lien Term Loans over the term of the new loans ($28.6 million) in accordance with paragraph 19 of SFAS 15.  In fiscal 2006, WRC Media recognized a gain of $54.2 million and increased the carrying value of the Second-lien Term Loans by such accreted interest.

In fiscal 2007, in connection with the Acquisition and the related March 2, 2007 contribution of WRC Media to the Company, WRC Media repaid all outstanding loan amounts under the Second-lien Term Loans and recognized a gain because the debt was completely extinguished and WRC Media was not required to pay all of the interest initially accreted at July 22, 2005 for the troubled debt restructuring.

--Liquidity and Capital Resources, page 53

3.
Comment:  In future filings, please expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader’s understanding.  Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

Response:  We respectfully advise the Staff that we will expand our liquidity discussion to cover the three-year period covered by the financial statements in all future filings.

--Critical Accounting Policies, page 58

4.
Comment:  We note your disclosure that promotion costs for your books and home entertaining advertising costs are deferred only if certain criteria are met, including whether the future profit expected to be generated by a promotional campaign is greater than the costs deferred.  Please tell us if the type of promotion costs referred to in this disclosure are direct response advertising costs.  If these costs and their accounting treatment differ from the direct response advertising costs discussed in Note 1 to the financial statements, please explain to us why you believe your deferral of these promotion costs is appropriate.  Please refer to SOP 93-7 for guidance.  Also, please confirm to us that your accounting for all promotion costs complies with the guidance in SOP 93-7.

United States Securities and Exchange Commission
April 30, 2009

Response:  We respectfully advise the Staff that the type of promotion costs for our books and home entertainment advertising costs referred to in the disclosure referenced above are direct response advertising.  These costs and their accounting treatment do not differ from the direct response advertising costs discussed in Note 1 to the financial statements contained in our Form 10-K. We respectfully confirm to the Staff that the Company’s accounting for promotion costs that are direct response advertising costs complies with the guidance in SOP 93-7.

Statements of Cash Flows, page F-6

5.
Comment:  We note that your statement of cash flows reconciles “net loss from continuing operations” to cash provided by operating activities.  Please revise future filings to adjust “net (loss) income,” rather than “net loss from continuing operations” to reconcile to cash flows from operating activities.  See paragraph 28 of SFAS No. 95.

Response:  We respectfully advise the Staff that we will revise future filings to adjust “net (loss) income” rather than “net loss from continuing operations” to reconcile to cash flows from operating activities.

Notes to the Financial Statements

Note 1.  Organization and Summary of Significant Accounting Policies
--Long-Lived Assets, page F-12

6.
Comment:  We note you disclose your accounting policies and procedures for software to be sold, leased or otherwise marketed.  Please tell us and revise future filings to include disclosure of how you account for costs of software developed or obtained for internal use.  Please refer to SOP 98-1 for guidance.  Also, please tell us and include in your revised disclosure in future filings how you account for website development costs.  See EITF 00-02.

Response:  We respectfully advise the Staff that we will revise future filings to include disclosure of how we account for costs of software developed or obtained for internal use and website development costs, which we believe to be in compliance with the requirements of SOP 98-1 and EITF 00-02.  Our proposed disclosure to include in future filings is as follows:

United States Securities and Exchange Commission
April 30, 2009

Internal Use Software and Website Development Costs

We have purchased and internally developed software, including the development of our websites, to facilitate and assist with our operational needs and to promote our products.  These costs are capitalized in accordance with the American Institute of Certified Public Accountants’ Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, and Emerging Issues Task Force No. 00-02, Accounting for Web Site Development Costs. The developed software costs are amortized over a range of three to five years.   Costs related to planning, maintenance and minor upgrades of internally used software and website development are expensed as incurred.  In addition, all website content update costs are expensed as incurred.

Note 2. Entities Under Common Control, page F-20

7.
Comment:  We note that your table detailing the allocation of the purchase price of WRC Media and Direct Holdings shows that consideration paid by RDA Holding Co., including transaction costs was $43.3 million and $9.2 million for WRC Media and Direct Holdings, respectively.  In light of your disclosure in Note 1 that the consideration paid for WRC Media and Direct Holdings was $100.7 million and $56.7 million, respectively, please tell us the nature of the difference between the amounts in the table and those disclosed in Note 1.  Also, please tell us how you determined the value of the RDA Holding Co. common stock and preferred stock issued as consideration in these purchases.

Response:  We respectfully advise the Staff that the references to $100.7 million and $56.7 million disclosed in Note 1 to the financial statements in our Form 10-K represent the total aggregate consideration paid to the then-existing stockholders of WRC Media and Direct Holdings U. S. Corp (“Direct Holdings”), respectively, inclusive of amounts paid to Ripplewood Holdings L.L.C. and affiliates (“Ripplewood”) and transaction costs.  The references to $43.3 million and $9.2 million disclosed in the table contained in Note 2 to the financial statements in our Form 10-K represent the total aggregate consideration paid to the stockholders of WRC Media and Direct, respectively, exclusive of amounts paid to Ripplewood and inclusive of transaction costs.  Therefore, the nature of the difference between the amounts disclosed in the table in Note 2 and those disclosed in Note 1 represent the estimated fair value of amounts paid to Ripplewood for WRC Media and Direct Holdings, respectively.

United States Securities and Exchange Commission
April 30, 2009

The value of the RDA Holding Co. common stock and preferred stock issued as consideration in the WRC Media and Direct Holdings purchases was determined using both actual cash consideration received from third parties in exchange for common and preferred shares at the date of the Acquisition transaction and valuations prepared by management.  Additionally, fairness opinions were received and were provided to the respective Board of Directors of WRC Media and Direct Holdings.

Note 4. Other Operating Items, Net
--Restructuring Activities, page F-27

8.
Comment:  We note you have disclosed the activity in the restructuring accrual.  Please revise future filings to include all disclosures required by paragraph 20 of SFAS No. 146 such as the expected completion date of the restructuring activities and the total costs to be incurred by each type of restructuring activity and by segment.

Response: We respectfully advise the Staff that we will revise future filings to include all disclosures required by paragraph 20 of SFAS No. 146.

Note 14.  Commitments and Contingencies
--World’s Finest Chocolate, page F-56

9.
Comment:  We note your disclosure that during 2007, $4.8 million of a previously recorded accrual was reversed and $5.7 inventory cost reduction was recognized and both these amounts were recorded as a credit to product, distribution and editorial expenses.  Please explain to us why you believe it was appropriate to record each of these amounts as a reduction to expense in 2007.

Response:  We respectfully advise the Staff that the $4.8 million credit included in product, distribution and editorial expenses in Fiscal 2007 related to the reversal of an estimated penalty for the expected shortfall of a minimum tonnage purchase requirement from World’s Finest Chocolate, Inc. (“WFC”) originally recorded in Fiscal 2006 under SFAS 5, Accounting for Contingencies.  In May 2007, the agreement with WFC was renegotiated and, as part of the renegotiation, the minimum purchase requirement was waived for the 2006 calendar year.  Accordingly, we reversed the estimated accrual, and the benefit of $4.8 million was recorded in product, distribution, and editorial expenses.

United States Securities and Exchange Commission
April 30, 2009

The $5.7 inventory cost reduction credit relates to a benefit resulting from contractual price reductions as a result of our supplier, WFC, experiencing production delays and failing to timely deliver product.  The benefit was recorded as a credit to product, distribution and editorial expenses, as substantially all of the products had been sold.

Form 10-Q for the quarter ended December 31, 2008

Note 6. Goodwill

10.
Comment:  In light of your continuing net loss and significant amount of cash used in operating activities, as well as the recent downgrade in your credit rating, please explain to us in detail why you believe that the amount of goodwill recorded on your financial statements as of December 31, 2008 in each segment is realizable.  As part of your response, please tell us if any impairment analysis was performed during the first half of fiscal 2009 and if not, please explain to us why you do not believe an interim impairment analysis was necessary.

Response:  We respectfully advise the Staff that the Company accounts for goodwill and intangibles in accordance with FAS 142, Goodwill and Other Intangible Assets.  In accordance with FAS 142 paragraphs 18-21, the Company tests for goodwill impairment on an annual basis in the fourth quarter of each year using a combination of the income and market-multiple approaches.  This review coincides with our annual operating plans performed by executive management.  In accordance with FAS 142, we also test for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount (a “triggering event”).

During the first half of Fiscal 2009, management considered the indicators described in FAS 142 to determine if the carrying value for each reporting unit within our three segments had more likely than not fallen below its fair value.  In this review, management considered the amount by which fair value exceeded carrying value in its latest annual impairment analysis, the potential expected change in long term impact on cash flows relative to the original projections used during Fiscal 2008, market conditions and company initiatives relative to estimates made by the Company in its most recent goodwill impairment analysis performed as of April 1, 2008.

United States Securities and Exchange Commission
April 30, 2009

As of the Company’s April 1, 2008 valuation, the fair value of the Company’s reporting units was in excess of their reported book value by a significant amount.  Since the preparation of our April 1, 2008 projections, the Company has taken further actions to improve its long-term operating results and to mitigate the impact of adverse trends to our current operating results.  In connection with the preparation of the Company’s second quarter financial statements, management considered the Company’s significant new cost savings initiatives including outsourcing of its Information Technology department and anticipated savings stemming from the Company’s global recession plan announced on January 28, 2009, which included workforce reductions and other cost savings measures.  Based on the analysis of expected costs savings, the operating results to date and the re-forecasted full year results, as well as the excess of estimated fair value over carrying value determined during the April 1, 2008 impairment analysis, management determined that a further analysis of the goodwill of CompassLearning, Inc. (“CompassLearning”), a reporting unit within the Company’s School and Educational Services segment, was required, and performed a more detailed impairment analysis of CompassLearning as of the second quarter of Fiscal 2009.  The results of this more detailed impairment analysis indicated that although there had been a significant decline in the total enterprise value of CompassLearning since the prior year annual impairment analysis, the estimated fair value of the net assets of CompassLearning remained above its book carrying value and thus, was not deemed impaired at December 31, 2008.  Therefore, the Company concluded that there was no impairment to goodwill at December 31, 2008.

We respectfully advise the Staff that management is in the process of updating our interim impairment analysis in the Company’s third fiscal quarter.  In connection with the preparation of the Company’s third quarter financial statements, management is conducting an interim impairment test of all of the Company’s reporting units.  The Company is in the process of completing this valuation.

United States Securities and Exchange Commission
April 30, 2009

We have arranged for delivery to the attention of Linda Cvrkel of the Commission via Federal Express for overnight delivery five copies of this response letter.

In connection with responding to the Staff’s comment letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions, comments or desire further information regarding any of the responses or the attached filing, please contact me at phone number (914) 244-7717 or facsimile number (914) 244-7930 or our Corporate Controller, Sue D’Emic at phone number (914) 244-7517 or facsimile number (914) 244-8757.

Sincerely,

/s/ Thomas A. Williams

Senior Vice President and
Chief Financial Officer